UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File Number: 001-40252
CUSIP Number: 25402D102

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
DigitalOcean Holdings, Inc.
(Full Name of Registrant)

Not Applicable
(Former Name if Applicable)

101 6th Avenue
(Address of Principal Executive Office (Street and Number))

New York, New York, 10013
(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
DigitalOcean Holdings, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 (the “Second Quarter 2023 10-Q”) within the prescribed time period, without unreasonable effort or expense, due to the circumstances previously disclosed in Item 4.02 of the Company’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2023 (the “Form 8-K”) and described below.
As previously disclosed in the Form 8-K, in the course of preparing the Company’s interim financial statements for the fiscal quarter ended June 30, 2023, the Company discovered errors in the Company’s accounting for income tax expense primarily relating to the calculation of certain capitalized research or experimental expenditures under Section 174 of the Internal Revenue Code of 1986, which impacted the Company’s income tax provision (the “Section 174 Error”). The Company intends to file an amendment to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023 filed with the SEC on May 9, 2023 (the “First Quarter 2023 10-Q”) to restate its unaudited condensed consolidated financial statements for the three months ended March 31, 2023. Additionally, the Company is correcting other immaterial errors.
As a result of the errors described above and the related restatement, the Company has identified a material weakness in its internal control over financial reporting (“ICFR”). The Company’s management concluded that the Company’s disclosure controls and procedures (“DCP”) and ICFR were not effective as of December 31, 2022 and the Company’s DCP were not effective as of March 31, 2023 because of this material weakness.
The Company also intends to file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2022 originally filed with the SEC on February 22, 2023 (the “2022 10-K”) to restate management's assessment of the Company’s ICFR and its DCP to indicate that they were not effective as of December 31, 2022 because of the identification of this material weakness in ICFR. The Company’s independent registered public accounting firm for the year ended December 31, 2022, Ernst & Young LLP, also intends to restate its opinion on the Company’s ICFR to state that the Company’s ICFR as of December 31, 2022 was not effective. The amendment to the 2022 10-K will also reflect the correction of certain immaterial errors in Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2022.
Despite working diligently to timely file its Second Quarter 2023 10-Q, the Company will be unable to complete all work necessary to timely file it, including the finalization and review of the amendments to the 2022 10-K and the First Quarter 2023 10-Q, as well as the financial statements to be included therein, all of which must be finalized prior to the filing of the Second Quarter 2023 10-Q. The Company anticipates that it will file the Second Quarter 2023 10-Q no later than five days after the original prescribed due date for the Second Quarter 2023 10-Q as provided by Rule 12b-25.

PART IV — OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

W. Matthew Steinfort	(646)	827-4366
(Name)	(Area Code)	(Telephone Number)
(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates significant changes to its results of operations for the quarter ended June 30, 2023 as compared to the corresponding period ended in 2022. These changes are consistent with the financial results for the fiscal quarter ended June 30, 2023 included in the press release furnished in Item 2.02 of the Form 8-K, which provides a year-over-year comparison.
Forward-Looking Statements
This Notification of Late Filing on Form 12b-25 may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their use of terms and phrases such as “estimate,” “intend,” “anticipate,” “enable,” “expect,” “will,” “believe,” “continue” and other similar terms and phrases. These forward-looking statements include, but are not limited to, statements regarding Company’s expectations on the timing of the completion of the amendments to the 2022 10-K and the First Quarter 2023 10-Q, as well as the financial statements to be included therein, and the filing of the Second Quarter 2023 10-Q, which reflect the Company’s expectations based upon currently available information and data. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that could cause actual events and results to differ materially from those anticipated by these forward-looking statements, including: risks related to the timely and correct completion and filing of the financial statements and SEC filings described herein or that other subsequent events may occur that would require the Company to make additional adjustments to those financial statements or delay their filing, and the filing of the corresponding periodic reports with the SEC. It is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Notification of Late Filing on Form 12b-25. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

DigitalOcean Holdings, Inc.
(Name of Registrant as Specified in the Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2023	By:	/s/ W. Matthew Steinfort
W. Matthew Steinfort, Chief Financial Officer